FOLLY

ESTABLISHED 2016

Infusing Off-Grid Architecture with authentic hospitality hidden in nature

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TEXT BY Kelly Vencill Sanchez PHOTOS BY Sam Frost

Joshua Tree Unplugged

Evoking the past and future, a high-desert outpost powers itself.

Naturally rusted steel sheathes the cabins that Malek Alqadi built on a 1954 homestead outside Joshua Tree National Park. "I loved the idea of stitching the existing structure back together, reinforcing it, and giving it life again without compromising the beautiful setting it's in," he says.









FOLLY JOSHUA TREE

Folly Joshua Tree blends nature with everyday comforts. Our spaces invites visitors to combine a desire to unplug in a way that is comforting rather than combative. A stargazing bedroom with no ceiling, showers with exposed and expansive views and an energy producing solar tree is the exploitation of nature through a respectful approach.

JOSHUA TREE, CA






uncrate





1.8M

"Stunning. Incredible design, gorgeous touches and fantastic views."

– Rocky Barnes



994K

" rooftop star-gazing bed was so romantic and relaxing... A must stay"

– Simi Haze



470K

"Folly has an overall feeling of magic with its surroundings."

–Moon Maison



25.9M

VOGUE

DAWN RICHARDS
954K FOLLOWERS



103M

"Set aside everything you know & prepare yourself for an adventure."

– Miley Cyrus

PROTOTYPE TIMELINE AND STATS (FOLLY JOSHUA TREE LLC)

AVERAGE DAILY RATE $530

AVERAGE OCCUPANCY RATE 95%

PURCHASED JT LAND	$15K	OCT 2016
CONSTRUCTION STARTED	160K	JAN 2017
FOLLY LAUNCH	FIRST GUEST	JAN 2018
DWELL MAGAZINE	PUBLISHED	MAY 2018
PAID FOLLY J DEBT OFF	18 MONTHS TIME	AUG 2019
PURCHASED 60 ACRES	$60K	SEPT 2019
PURCHASED 40 ACRES	$30K	OCT 2019
CONSTRUCTION SETS FOR PERMIT	SUBMITTED	DEC 2019



FOLLY MOJAVE

Folly Mojave, the property is situated on pristine terrain surrounded by the best land conservation in the region. Inspired by the Mojave Desert breathtaking vistas, clear sky, and unique boulder formations, Cohesion Studio explores the metamorphosis of the original Folly Prototype. Every aspect of Folly Mojave is to promote self-reflection and provide guests with a disconnect from everyday life.

WONDER VALLEY, CA

WHY FOLLY MOJAVE

Park Growth

111 Percent

Inquiries

Weddings
157

Film
30

Photoshoots
27


hikes
social
weights
group
storage
breakfast
larger
pool
seclusion
connection
family
spa
games
bigger
wellness
trails
privacy
car
jacuzzi
sauna
scale
fitness
events


Freiheit ist ansteckend.
MERCEDES


RATIO COFFEE


SWISS AIRLINES
SWISS


SILVON SHEETS


WEDDINGS


Weekday/Weekend Occupancy
59.6%
63.7%
75.5%
72.4%
Weekday Occ
Weekend Occ
National Park Markets
Total US

National Park	2008 Visits	2018 Visits	Visitation Growth
Joshua Tree	1,392,446	2,942,382	111%
Arches	928,795	1,663,557	79%
Acadia	2,075,857	3,537,575	70%
Rocky Mountain	2,757,390	4,590,493	66%
Glacier	1,808,027	2,965,309	64%
Zion	2,690,154	4,320,033	61%
Grand Canyon	4,425,314	6,380,495	44%
Yellowstone	3,066,580	4,115,000	34%
Great Smoky Mountains	9,044,010	11,421,200	26%
Badlands	845,734	1,008,942	19%
Yosemite	3,431,514	4,009,436	17%
Olympic	3,081,451	3,104,455	1%

FOLLY MOJAVE PROPERTY PROXIMITY

.... PRIVATE ROAD

——— PUBLIC ROAD

Location
Wonder Valley, CA

Property Size
100 Acres

Elevation
1800'

National Parks
Joshua Tree National Park
Mojave Preserve
Death Valley National Park

Proximity

10 min	29Palms
15 min	Market
25 min	Folly JT
35 min	Joshua Tree
60 min	Palm Springs
2.5 hours	Los Angeles
2.5 hours	San Diego


+30
MOJAVE NATIONAL PRESERVE
+20
+10
FOLLY MOJAVE
FOLLY JOSHUA TREE
JOSHUA TREE, CA
29 PALMS, CA
EAST ENTRANCE
WEST ENTRANCE
JOSHUA TREE NATIONAL PARK

From Joshua Tree
Folly Cabin – 7.4 miles
Mojave – 10.9 miles



FOUND BLM BRASS CAP STAMPED FOR THE COR. SEC. 35, SEC. 36, SEC. 25 AND SEC. 26. UP 0.4'.
BASIS OF BEARINGS: S89°07'50"W 2654.34' (S89°07'50"W 2654.32)
FOUND BLM BRASS CAP STAMPED FOR THE 1/4 SEC. 25 AND SEC. 36. UP 0.3'.
1327.17'
1327.17'
STONE
WATER
FIRE
MARA
WIND
PAVILION
DIRT ROAD
PARCEL 1
PER TITLE REPORT
(PARCEL PER DOC. 2010-0130158
REC. 04/06/2010 O.R.)
AREA= 876,283± SF
20.12± ACRES
PARCEL 2
PER TITLE REPORT
(PARCEL PER DOC. 2010-0233925
REC. 06/11/2010 O.R.)
AREA= 1,753,223± SF
40.25± ACRES
WELL SITE MARKER NUMBER 3
WELL SITE MARKER NUMBER 2
WELL SITE MARKER NUMBER 1
WELL SITE MARKER NUMBER 18
WELL SITE MARKER NUMBER 6
WELL SITE MARKER NUMBER 5
WELL SITE MARKER NUMBER 4
660.26'
660.67'
N0°07'33"W 1321.34'
N89°08'52"E 1326.56'
N0°10'42"W 2641.06' (N0°12'00"W 2640.00')
660.26'
660.67'
N0°04'24"W 1322.15'
1325.95'
DIRT ROAD
MODES OF TRANSPORT
ON PROPERTY

THE MARA

Pool Cabana
515 sq.ft Ground Floor
515 sqft Roof Deck

Occupancy
Communal/ Outdoors

Views
Mojave, High Desert

Quantity
1

The Pool Cabana– is a standalone structure with an outdoor pool area.

Design features include warm concrete floors, rammed-earth concrete walls or traditional board form concrete walls, natural timbers and fittings in blackened steel. The pool pavilion includes Infrared sauna, a cold plunge pool, and steam shower.The swimming pool and sun deck is an outdoor area with two bar areas and a partial canopy cover.

POOL CABANA PROGRAM

- Outdoor heated plunge pool
- Toilet Room
- Walk-in steam Shower
- Exterior outdoor Bar Islands
- Sun Deck Lounge area
- Sauna
- Cold Plunge pool
- Off-Grid Solar Utilites
- Septic Tank / Black water system
- Grey water system
- Well Water


30" BENCH
UP
BIO FP
QUEEN DAY BED
POOL EQ
RETRACTABLE CANVAS ROOF
HIBACHI TABLE BBQ
30" BAR
SINK
STORAGE
EQ STORAGE
W/D
SAUNA
MARA ENTRY
STEAM SHOWER
WATER CLOSET

COHESION	MOJAVE RESIDENCE WONDER VALLEY, CA	POOL CABANA	09.18.19	3/16" = 1'-0"	NORTH





MARA COMMUNAL AREA BIRDS EYE VIEW

THE ELEMENTS



STONE



$600 / NIGHT



FIRE



$800 / NIGHT



WIND



$1000 / NIGHT



WATER



$1200 / NIGHT

THE DWELLINGS

Main Dwelling
515 sq.ft Ground Floor
515 sqft Roof Deck

ADU
515 sq.ft Ground Floor
350 sqft Roof Deck

Occupancy
2 People Per

Views
Mojave, High Desert

Quantity
I,II, III, IV

The Single Family Dwelling + ADU – are standalone structures with the same floorplan and foot print but have various amenities based on natural elements for different expereinces.

The concept is to offer a modern an indoor/ outdoor program, 1-bedroom ground floor interior, with 9' ceilings, A large glass door and a second floor outdoor roof deck with unobstructed desert views.

DWELLING PROGRAM

- Outdoor roof deck
- Toilet Room
- Walk-in Wet Room Shower
- Exterior outdoor shower
- Sleep/Living Area
- Intuitive smart home operation
- WIFI
- Kitchen Wall
- Off-Grid Solar Utilites
- Septic Tank / Black water system
- Grey water system
- Well Water



UP
UP
UP
UP
COHESION
MOJAVE SUITE
WONDER VALLEY, CA
GROUND FLOOR
09.21.19
3/16" = 1'-0"
NORTH



ALL SUITE ENTRY


DUAL STORY SHOWER
OPEN TO BELOW
STARGAZING SUITE
KING / TWO TWIN XL
BAR
TOILET
SOLAR STORAGE
W/D
WATER HEATER
BENCH

COHESION	MOJAVE DWELLING WONDER VALLEY, CA	STARGAZING LEVEL	09.21.19	3/16" = 1'-0"	NORTH



WATER SUITE BIRDS EYE VIEW





STONE SUITE EXTERIOR



WATER SUITE BUILDING SECTION








FOLLY

SUITE INTERIORS



WIND SUITE TERRACE



USER EXPERIENCE


GUEST PROFILE
AMANADA S.
PILLOW MENU
NOTIFICATIONS
ROOM TEMPATURE
SNACKS + DRINKS
WISH LIST
MUSIC
CHAT WITH US
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CURRENT CONDITIONS
68° F
SAT
SUN
MON
GENERAL INFORMATION
LATITUDE
47.623481
LONGITUDE
-123.157228
ELEVATION
1800
CONDITIONS
Open. Campfires not allowed due to the extreme fire potential
FOLLY ENERGY
Energy
480
Kilowatt Hours
71
CO_2 Footprint
747
Pounds
110
FOLLY SUITE CURRENT USAGE
35%


BOOK A FOLLY
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FOLLY MOJAVE
FOLLY JOSHUA TREE
FOLLY CAMP
MORE LOCATIONS

MOJAVE FINANCIALS

***This slide contains future looking projections which cannot be guaranteed.**

ROOM RATES 2021

Average Daily Rate:	
Stone Suite	$600
Fire Suite	$800
Wind Suite	$1,000
Water Suite	$1,200
Blended Average Daily Room Rate	$900
Average Occupancy Percentage	60%
RevPAR	$540

EVENTS 2021	PER EVENT	TOTAL
ANNUAL EVENTS		
12 Weddings	$35,000	$420,000
12 Private Events	$10,000	$120,000

GROSS REVENUE	**$1,410,500**	
Lodging	$788,900	63.4 %
Events	$540,000	38.3 %
Chef	$24,000	1.7 %
Astronomer	$19,200	1.5 %
Yoga	$14,400	0.1 %
Driver	$24,000	1.7 %
NOI	**$609,280**	**43** %

USES

Land Acquisition	$90,000
Construction Costs	$1,140,000
Exterior Site Work	$352,000
Furnished Items	$210,000
Soft Costs	$198,000
TOTAL	**$1,990,000**
CAP RATE	**31**%